NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
SECOND QUARTER 2006 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, July 31, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $30 million or $0.13 per diluted share for the quarter ended June 30, 2006 and funds from operations (“FFO”) of $106 million or $0.45 per diluted share.
After leasing 925,000 square feet during the second quarter, excluding leasing for new developments, Brookfield Properties’ year-to-date leasing totaled 1.9 million square feet, approximately three times the amount contractually expiring. Brookfield Properties’ portfolio-wide occupancy rate finished the second quarter at 94.9%, up 30 basis points from both the prior quarter and the 2005 year-end and up 90 basis points from the second quarter of 2005.
FINANCIAL RESULTS
Net income for the three months ended June 30, 2006 was $30 million or $0.13 per diluted share, compared with $41 million or $0.17 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in Canadian tax legislation of $18 million or $0.07 per diluted share. Prior to this adjustment, net income was $48 million or $0.20 per diluted share.
For the three months ended June 30, 2006, funds from operations totaled $106 million or $0.45 per diluted share, up from $101 million or $0.43 per diluted share during the same period in 2005. Funds from operations and gains for the three months ended June 30, 2006 was $120 million or $0.51 per diluted share, as the second quarter of 2006 included a $14 million gain representing the company’s portion of a $56 million total gain on the disposition of eight non-strategic properties acquired with the O&Y portfolio in the fourth quarter of 2005.
Net income for the six months ended June 30, 2006 was $79 million or $0.34 per diluted share, compared with $84 million or $0.35 per diluted share during the same period in 2005. The 2006 results included a one-time non-cash adjustment for a change in Canadian tax legislation of $18 million or $0.07 per diluted share. Prior to this adjustment, net income was $97 million or $0.41 per diluted share.
For the six months ended June 30, 2006, funds from operations totaled $209 million or $0.89 per diluted share, up from $200 million or $0.85 per diluted share during the same period in 2005. Funds from operations and gains for the six months ended June 30, 2006 was $253 million or

$1.08 per diluted share, as the first quarter of 2006 included a gain of $30 million on the disposition of the Trade Center Denver and the second quarter of 2006 included a $14 million gain representing the company’s portion of a $56 million total gain on the disposition of eight non-strategic properties acquired with the O&Y portfolio in the fourth quarter of 2005.
Commercial property net operating income, including fees, for the second quarter of 2006 was $179 million, up from $162 million for the second quarter of 2005. Commercial property net operating income for the six months ended June 30, 2006 was $351 million, up from $328 million for the same period in 2005.
Residential development operations contributed $31 million of net operating income in the second quarter of 2006, up from $24 million in the second quarter of 2005. Residential development operations contributed $56 million of net operating income in the first six months of 2006, up from $37 million in the same period of 2005.
SIGNIFICANT EVENTS OF THE SECOND QUARTER
Brookfield Properties signed a definitive agreement to acquire Trizec Properties and Trizec Canada which have a combined equity value of approximately $4.8 billion. The Trizec portfolio consists of 61 high-quality office properties totaling 40 million square feet in nine U.S. markets including the gateway cities of New York City, Washington, D.C., and Los Angeles. Under the terms of Brookfield Properties’ joint venture with The Blackstone Group, an entity to be jointly owned by Brookfield Properties and Blackstone will acquire all of the outstanding shares of common stock of Trizec Properties that are not currently owned by Trizec Canada at $29.01 per share in cash. In addition, Brookfield Properties will acquire all of the outstanding subordinate voting shares and multiple voting shares of Trizec Canada at US$30.97 per share in cash. The additional $1.96 cash consideration per Trizec Canada share reflects the value of Trizec Canada’s net assets beyond its approximately 38% interest in Trizec Properties. Brookfield Properties’ share of the transaction’s equity following syndication to institutional partners is expected to be approximately $400 million.
Prior to the closing of the acquisition, Blackstone or other parties are expected to acquire most of the properties located in Atlanta, Dallas, West Los Angeles, Chicago, Charlotte and Minneapolis. The remaining portfolio, approximately 26 million square feet, will be managed by Brookfield Properties and Blackstone, pursuant to separate management agreements. Brookfield Properties will primarily manage and operate 20 million square feet of properties located in New York, Washington, D.C., downtown Los Angeles and Houston, markets in which Brookfield Properties has current operations, or are consistent with its financial services, government and energy market strategy. Blackstone will primarily manage and operate the balance of the properties, anticipated to be 6 million square feet, in West Los Angeles, San Diego and New York City.
The boards of directors of Trizec Properties and Trizec Canada have separately approved the merger and arrangement agreement and have recommended the approval of the transaction by their respective stockholders. The transaction is expected to close in the fourth quarter of 2006.
Launched the three-phase, 2.6 million square foot Bay Adelaide Centre development in Toronto with the signing of a long-term lease with KPMG to anchor Bay Adelaide West, the 1.1 million square foot, 50-story office tower located on the northeast corner of Bay and Adelaide Streets. Occupancy of Bay Adelaide Centre West is expected in 2009. Floor plates vary from 23,850 to 25,270 square feet. Hard and soft construction costs are estimated at C$300 million. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential.

Brookfield Properties is commencing development approximately nine months after acquiring full ownership and control of the Bay Adelaide Centre site. Brookfield Properties initially acquired a 50% interest in the site in 2001 with existing infrastructure in place. Bay Adelaide Centre is the first new development in Toronto’s financial core since Brookfield Properties completed BCE Place in 1992.
Launched the Bankers Court development project in Calgary with 87% pre-leasing commitments in place. Bankers Court is a 265,000 square foot, 15-story building adjacent to the company’s 2.7 million square foot Bankers Hall complex. Compton Petroleum Corp has signed a lease for 130,000 square feet and the law firm Fraser Milner has signed a 101,000 square foot lease. Bankers Court is scheduled for completion in 2008. Total costs are estimated to be C$110 million. Brookfield Properties and British Columbia Investment Management Corporation (bcIMC) each own 50 percent of Bankers Hall and will co-own the Bankers Court development.
Acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture agreement with ING Clarion, subsequent to the second quarter. Construction on a 322,000 square foot building is scheduled to commence in the fall of 2006.
Completed the acquisition of 601 and 701 South 12th Street, Arlington, VA, in the Pentagon City submarket of Washington, D.C. for $230 million. The property is comprised of two 12-story office buildings that total 540,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.
Completed the acquisition of the remaining 75% interest in Hudson’s Bay Centre, Toronto, for C$112.5 million. The 1.1 million square foot mixed-use complex is located in the heart of the Yorkville shopping and entertainment district.
Completed the sale of eight non-core assets in Calgary and Winnipeg. The Brookfield Properties Canadian office fund, which includes the CPP Investment Board, sold eight office properties, totaling approximately one million square feet, which were acquired in 2005 with the O&Y portfolio. Proceeds for these transactions totaled approximately C$245 million prior to selling costs and repayment of debt. The Canadian office fund also completed the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio.
OPERATING HIGHLIGHTS
Brookfield Properties leased 925,000 square feet of space across the portfolio during the second quarter of 2006, excluding 481,000 square feet of leasing for new developments. Highlights include:
Calgary
•	An eight-year renewal and expansion with Nabors Drilling for 52,000 square feet at Altius Centre

•	A new ten-year lease with Crescent Point Resources for 40,000 square feet in Petro Canada Centre

•	A six-year renewal with Parlee McLaws for 31,500 square feet in Petro Canada Centre

•	A new seven-year lease with Petro Canada for 23,000 square feet at Petro Canada Centre

New York
•	An 18-year expansion of Cadwalader Wickersham & Taft for 55,000 square feet at One World Financial Center

•	A ten-year lease with Bearing Point for 54,000 square feet at Three World Financial Center
Boston
•	A 10-year extension with Sovereign Bank for 45,000 square feet at 75 State Street
Washington, D.C.
•	A new three-year lease with Boston Consulting Group for 33,000 square feet at One Bethesda Center
Brookfield Properties’ residential development operations contributed $31 million of net operating income in the second quarter of 2006, and a total of $56 million of net operating income for the first sixth months of 2006, outperforming 2005 by 29% for the second quarter and 51% for the first six months of the year. With approximately 42,000 lots held for development and 3,700 lots under development in Alberta, Ontario, Colorado and Texas, the company expects residential development operations to continue to benefit from its large inventory of relatively low-cost land.
OUTLOOK
“With the launch of our Bay Adelaide and Bankers Court development sites, coupled with the pending completion of the Trizec merger, we continue to execute our growth strategy of advancing our new office developments and acquiring premier office portfolios by investing our liquidity alongside institutional partners,” said Ric Clark, President & CEO of Brookfield Properties Corporation.
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Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on September 30, 2006 to shareholders of record at the close of business on September 1, 2006. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on September 30, 2006 to shareholders of record at the close of business on September 15, 2006.
Conference Call
Brookfield Properties’ 2006 second quarter investor conference call can be accessed by teleconference on Monday, July 31, 2006 at 11:00 a.m. Eastern time by dialing 888-789-9572, passcode 9626402, five minutes prior to the scheduled start of the call. A replay of this call can be accessed through August 15th, 2006 by dialing 888-509-0081, passcode 9626402. The call is also being webcast at www.brookfieldproperties.com which can be accessed for 30 days following the live call.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Investor Tour: Western Canada
Brookfield Properties invites analysts, shareholders and investors to Alberta, Canada on September 20-21, 2006, to learn first-hand about the company’s office assets and residential land development business in Calgary, followed by an optional day trip to Ft. McMurray to tour the oil sands, the engine of the Western Canadian economy. For further information or to sign up please visit www.brookfieldproperties.com.
Brookfield Properties Profile
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 58 commercial properties totaling 47 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	June 30, 2006	December 31, 2005

Assets
Commercial properties	$7,862	$7,430
Development properties	811	615
Receivables and other	1,002	955
Restricted cash and deposits	290	316
Cash and cash equivalents	114	64
Marketable securities	—	58
Assets held for sale	—	75

	$10,079	$9,513

Liabilities
Commercial property debt	$5,584	$5,216
Accounts payable and other liabilities	773	626
Future income tax liability	246	188
Liabilities related to assets held for sale	—	51
Capital securities	1,137	1,101
Non-controlling interests	69	59
Preferred equity — subsidiaries	341	329

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,884	1,898

	$10,079	$9,513

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	2006	2005	2006	2005

Total revenue	$423	$362	$819	$697

Net operating income
Commercial property operations	$179	$162	$351	$328
Residential development operations	31	24	56	37
Interest and other	8	10	21	21

	218	196	428	386
Expenses
Interest	93	81	181	160
General and administrative	14	11	29	22
Non-controlling interests	6	5	10	8

	105	99	208	196
Depreciation and amortization	51	40	96	75
Future income taxes	36	19	63	39

Net income from continuing operations	$18	$40	$49	$82

Funds from discontinued operations	1	2	1	4
Property disposition gains	14	—	44	—
Future income taxes and other non-cash items	(3)	(1)	(15)	(2)

Net income	$30	$41	$79	$84

Net income per share — basic
Continuing operations	$0.08	$0.17	$0.21	$0.35
Discontinued operations	0.05	0.01	0.13	0.01

	$0.13	$0.18	$0.34	$0.36

Net income per share — diluted
Continuing operations	$0.08	$0.16	$0.21	$0.34
Discontinued operations	0.05	0.01	0.13	0.01

	$0.13	$0.17	$0.34	$0.35

Funds from operations per share — diluted
Continuing operations	$0.45	$0.42	$0.89	$0.83
Property disposition gains	0.06	—	0.19	—
Discontinued operations	—	0.01	—	0.02

	$0.51	$0.43	$1.08	$0.85

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions)	2006	2005	2006	2005

Net income	$30	$41	$79	$84
Depreciation and amortization(i)	51	41	96	77
Future income taxes(ii)	39	19	78	39

Funds from operations and gains	$120	$101	$253	$200
Property disposition gains	(14)	—	(44)	—

Funds from operations	$106	$101	$209	$200

(i)	Includes depreciation and amortization from discontinued operations of $1 million and $2 million for the three and six months ended June 30, 2005, respectively.
(ii)	Includes future income taxes from discontinued operations of $3 million and $15 million for the three and six months ended June 30, 2006, respectively.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended June 30		Six months ended June 30
(US Millions except per share amounts)	2006	2005	2006	2005

Funds from operations	$106	$101	$209	$200
Preferred share dividends	—	—	(1)	(1)

Funds available to common shareholders	$106	$101	$208	$199

Weighted average shares outstanding	233.3	235.0	233.2	235.0
Funds from operations per share	$0.45	$0.43	$0.89	$0.85

DISCONTINUED OPERATIONS

	Three months ended June 30		Six months ended June 30
(US Millions except per share amounts)	2006	2005	2006	2005

Property disposition gains	$14	$—	$44	$—
Revenue from properties sold	2	5	4	10
Operating expenses	(1)	(2)	(2)	(4)

	$15	$3	$46	$6
Interest expense	—	(1)	(1)	(2)

Funds from discontinued operations and gains	$15	$2	$45	$4
Depreciation and amortization	—	(1)	—	(2)
Future income taxes	(3)	—	(15)	—

Discontinued operations	$12	$1	$30	$2

Net income per share — discontinued operations	$0.05	$0.01	$0.13	$0.01

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2006	2005	2006	2005

Commercial property operations
Revenue from continuing operations	$296	$262	$582	$519
Recurring fee income	7	4	13	9
Non-recurring fee income	2	—	2	2

Total commercial property revenue	$305	$266	$597	$530
Operating expenses	(126)	(104)	(246)	(202)

Net operating income	$179	$162	$351	$328

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended June 30		Six months ended June 30
(US Millions)	2006	2005	2006	2005

Revenue	$108	$81	$197	$136
Operating expenses	(77)	(57)	(140)	(99)

Net operating income	$31	$24	$56	$37